Exhibit 99.1

Tissue Dynamics and Galmed Unveil Unknown Metabolic Pathway for Cardiac Fibrosis and Heart Failure which Supports the Development of Aramchol for Cardiac Fibrosis

- Tissue Dynamics identified a previously unrecognized metabolic mechanism driving cardiac fibrosis using a human cardiac organoid model, revealing disease biology that is not accessible through conventional animal models.

- In inflammatory human cardiac organoids, the combination of Aramchol Meglumine and a selective PPARα agonist reduced fibrotic burden by approximately 4-fold (p<0.001) while preserving cardiac muscle integrity and metabolic function.

REHOVOT, Israel and RAMAT-GAN, Israel, June 2, 2026 /PRNewswire/ — Tissue Dynamics Ltd. and Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic, and GI oncology diseases, today announced results from a preclinical study evaluating a combination of Aramchol Meglumine, an SCD1 inhibitor, and a selective PPARα agonist. The study identified a previously unrecognized metabolic pathway involved in the progression of cardiac fibrosis and heart failure and demonstrated that the two-drug combination effectively targets this mechanism.

Progressive cardiac fibrosis, driven by ischemic injury or age-related metabolic dysfunction, results in pathological scarring of the heart muscle, leading to tissue stiffening and impaired systolic and diastolic function. Cardiac fibrosis is a major contributor to heart failure progression and remains an area of significant unmet medical need. Despite advances in cardiovascular care, no therapies directly reverse established cardiac fibrosis, highlighting the need for novel therapeutic approaches.

One of the major challenges in cardiac drug development is the substantial physiological and metabolic differences between rodent and human hearts. As a result, findings from animal models often fail to translate successfully into human clinical outcomes. Using its robotic DynamiX® platform and advanced human cardiac organoid models, Tissue Dynamics identified a novel human-specific metabolic mechanism that would not have been readily detectable using conventional animal models.

The study demonstrated that a combination of Aramchol Meglumine and a selective PPARα agonist modulates two key pathological processes—mitochondrial stress and associated lipogenesis—that contribute to the development and progression of cardiac fibrosis and heart failure. Leveraging Tissue Dynamics’ machine-learning platform, researchers identified and validated a previously unknown metabolic pathway underlying the synergistic effects of the combination therapy. In inflammatory human cardiac organoids, the treatment reduced fibrotic burden by approximately fourfold (p<0.001) while preserving cardiac muscle density and maintaining metabolic function. Based on these findings, a new patent application has been filed, and preparations are underway to support future IND-enabling activities.

Allen Baharaff, Co-Founder, President, and Chief Executive Officer of Galmed, commented: “Our collaboration with Tissue Dynamics is helping shape the next generation of Galmed’s research and development strategy and supports our broader vision of developing innovative therapies for cardiometabolic, fibrotic, and GI oncology diseases. By combining advanced AI technologies with highly predictive human organoid models, we are gaining unprecedented insights into human disease biology and cardiac physiology. We believe this collaboration has the potential to identify additional therapeutic opportunities and drug combinations for fibrotic diseases beyond the heart. We look forward to engaging with regulatory authorities to define the most efficient path toward clinical development of this program.”

Dr. Avner Ehrlich, Chief Executive Officer of Tissue Dynamics, commented: “Tissue Dynamics has developed a human cardiac organoid model designed to capture key aspects of human cardiac complexity, including multiple chambers, vascular structures, an epicardial layer, an endocardial lining, and pacemaker cells. This model recapitulates both the inflammatory and proliferative phases of cardiac fibrosis following myocardial infarction and has been extensively validated through genetic, functional, and pharmacological studies. Combined with our MechaniX® artificial intelligence platform, these models enable the generation of highly predictive efficacy and safety data while providing mechanistic insight into drug action through explainable AI and in silico experimentation.”

About Galmed Pharmaceuticals Ltd.

Galmed is a biopharmaceutical company focused on the development of Aramchol. Galmed has focused almost exclusively on developing Aramchol for the treatment of liver disease, and it is currently seeking to advance the development of Aramchol for oncological indications beyond NASH and fibrosis. In addition, as part of its growth strategy, Galmed is actively pursuing opportunities to expand and diversify its product pipeline, specifically targeting cardiometabolic indications and other innovative product candidates that align with its core expertise in drug development.

About Tissue Dynamics Ltd.

Tissue Dynamics is a next-generation human-focused CRO delivering predictive preclinical data using human organoid systems, real-time metabolic analytics, and explainable AI. Its platform is designed to replace uncertain animal studies with human-relevant mechanistic insight, improving the probability of clinical success and accelerating development timelines for biotech and pharmaceutical partners. Tissue Dynamics operates a high-throughput human organoid platform capable of testing more than 20,000 organoids in parallel and supports disease modeling, mechanistic safety and toxicology, compound profiling, custom assay development, automation, and strategic clinical design.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to how the collaboration is designed to accelerate the discovery and development of new Aramchol-based therapeutic approaches for complex fibrotic heart diseases and beyond. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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Investor and Media contact: Guy Nehemya, Chief Operating Officer | investor.relations@galmedpharma.com | +972-3-693-8448